Exhibit A
Real Estate Contract
Legal Description

That portion of Lot 1, Dixon Short Plat 2009-07, as per plat thereof recorded under Okanogan County Auditor's File No. 3149505, situated within Section 19, Township 40 North, Range 28 East, W.M., Okanogan County, Washington, lying South of the following described line:

COMMENCING at the center of Section 19, a found monument, from which the West quarter corner of said Section 19, a found monument, bears South 88°11'18" West a distance of 2506.33 feet; THENCE along the East line of Lot 4 of said Dixon Short Plat, South 00°56'36" East a distance of 444.30 feet to a point on the southern right of way line of the Old Great Northern Railway and the TRUE POINT OF BEGINNING; THENCE leaving said East line, North 86°58'50" West a distance of 740.60 feet; THENCE South 85°52'46" West a distance of 245.48 feet; THENCE South 66°35'25" West a distance of 367.68 feet to a point on the West line of Lot 1 of said Dixon Short Plat and the TERMINUS of said line.

Containing an area of 4.33 acres more or less.

TOGETHER WITH AND SUBJECT TO any and all rights of way, easements, restrictions and covenants of record or apparent.

CALLAWAY & DETRO PLLC
Attorneys at Law
700-A Okoma Drive
Omak, WA 98841
Tele (509)826-6316
Fax (509)826-4704